SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  JUNE , 2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.


Date:   JUNE 10, 2004                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         June 10, 2004

3.       PRESS RELEASE

         The press release was released on June 10, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         June 10, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JUNE 10, 2004

                 IMA IDENTIFIES FOUR NEW SILVER ANOMALIES ALONG
                    8.5 KM STRIKE LENGTH PARALLEL TO NAVIDAD

IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce that four significant new silver anomalies in soil samples have been identified over an
8.5 km strike length along a trend parallel to the 5.8 km Navidad Trend. These anomalies include the Fold zone, the Esperanza Trend, the Esperanza northeast extension, and Sector Zeta. Rock samples collected while prospecting the soil anomalies have returned values of 1.0 to 10,650 g/t silver from exposed veinlets and breccias at the Sector Zeta and values of <0.2 to 1,925 g/t silver from the Esperanza Trend (see attached map or visit www.imaexploration.com).

Current Phase II drilling is exploratory in nature with the goal of identifying more resources to add to the Galena Hill Deposit where an INDICATED RESOURCE OF 207 MILLION OUNCES OF SILVER AND 1.1 MILLION TONNES OF LEAD (63.6 MILLION TONNES @ 101 G/T SILVER AND 1.76% LEAD) has been recently estimated by Snowden Mining Industry Consultants Inc. (see IMA press release of May 25, 2004).

Recent surface work has included approximately 36 additional kilometres of pole-dipole IP geophysics, a significantly expanded soil sample grid (2546 new samples including duplicates and standards) and rock sampling and prospecting (204 new samples) of new anomalous zones identified by the soil samples (anomalous soil samples defined as >2 g/t silver). Geophysical results are currently being processed; significant results will be released when they become available.

To date, approximately 1,800 metres of HQ core have been drilled in the Navidad Phase II winter drilling program that will ultimately include 8,000 to 10,000 metres in 50 to 60 diamond drill holes. Drilling to date has included holes at Navidad Hill, Barite Hill, the Esperanza Trend and two holes drilled for metallurgical purposes on Galena Hill. Results from the initial drill holes are expected shortly and will be released periodically as they become available.

The Company's exploration activity is focused on the Navidad claims and on continuing quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 20


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                           TO VIEW GRAPHIC PLEASE VIST
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